# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001376474-25-000983
Filed by CIK 0002101945
Persons authorized to receive notices and communications: JOSHUA KILGORE, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; CAM C. HOANG, DORSEY & WHITNEY LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, 612-492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (45.4% of the class)
- Joshua Kilgore (CIK 0002105932): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 8,000; shared voting power 1,500,000; sole dispositive power 8,000; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,508,000 (45.6% of the class)
- Cody Smith (CIK 0002106415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (2.3% of the class)
- PM Squared, LLC (CIK 0001972752): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,397; sole dispositive power 0; shared dispositive power 4,397; aggregate amount beneficially owned 4,397 (0.1% of the class)
- Phillip Stanley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,397; sole dispositive power 0; shared dispositive power 4,397; aggregate amount beneficially owned 4,397 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Endeavor Blockchain, LLC, an Arkansas limited liability company ("Endeavor Blockchain"), with respect to the Shares directly and beneficially owned by it;

(ii) Joshua Kilgore ("Mr. Kilgore") as the Managing Member of Endeavor Blockchain and with respect to the Shares beneficially owned by him;

(iii) Cody Smith ("Mr. Smith") with respect to the Shares beneficially owned by him;

(iv) PM Squared, LLC (DBA PM Squared Financial), a Texas limited liability company ("PM Squared"), with respect to the Shares directly and beneficially owned by it; and

(v) Phillip Stanley ("Mr. Stanley"), as Managing Member of PM Squared and with respect to the Shares beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address for Endeavor Blockchain and Mr. Kilgore is 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903. The principal business address for PM Squared and Mr. Stanley is 3117 Marquita Dr. Fort Worth Texas 76116. The principal business address for Mr. Smith is 5473 Blair Rd. STE 100 Dallas TX 75231.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Endeavor Blockchain is to invest in businesses that own and operate Digital Asset mining infrastructure, and AI/High Performance compute assets. The principal business of PM Squared is building, owning, and operating Digital asset mining, AI, and HPC assets. The principal business of Mr. Kilgore is serving as the managing member of Endeavor Blockchain. The principal business of Mr. Smith is serving as a Partner and co-founder of Big Digital Energy LLC. The principal business of Mr. Stanley is serving as the managing member of PM Squared.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Endeavor Blockchain is organized under the laws of the State of Arkansas. PM Squared is organized under the laws of the State of Texas. Messrs. Kilgore, Smith and Stanley are citizens of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 16, 2026, the Reporting Persons filed a consent solicitation statement on Schedule 14A with the Securities and Exchange Commission ("SEC") to solicit consents to, among other things, remove without cause all of the directors, Ryan Costello, Steven Soles, and Kathryn Yingling Schellenger (the "Consent Solicitation"), currently serving on the Board of Directors (the "Board") of the Issuer, and, in addition, any person nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships on or after March 16, 2026 and prior to the time that any of the actions proposed to be taken by the Consent Solicitation become effective.

On March 16, 2026, the Reporting Persons issued a press release (the "Press Release") announcing that the Reporting Persons are undertaking the Consent Solicitation because they believe the Board needs to be held accountable for its repeated pattern of governance failures, poor capital allocation decisions and ineffective oversight that has resulted in significant destruction of shareholder value. The full text of the Press Release is attached hereto as Exhibit 1 and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 16, 2026, the Reporting Persons and Big Digital Energy LLC entered into a Group Agreement pursuant to which, among other things, to form the group for the purpose of working together to enhance stockholder value at the Company (the "Group Agreement"). The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Press Release, dated March 16, 2026.

99.1 - Group Agreement, dated March 16, 2026.

## Signatures
- Endeavor Blockchain, LLC: /s/ Joshua Kilgore, Managing Member (03/18/2026)
- Joshua Kilgore: /s/ Joshua Kilgore, Individual (03/18/2026)
- Cody Smith: /s/ Cody Smith, Individual (03/18/2026)
- PM Squared, LLC: /s/ Phillip Stanley, Managing Member (03/18/2026)
- Phillip Stanley: /s/ Phillip Stanley, Individual (03/18/2026)